NEW MOUNTAIN FINANCE CORPORATION

787 Seventh Avenue, 48th Floor

New York, NY 10019

(212) 720-0300

April 26, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: John Ganley, Esq.

Re:                             New Mountain Finance Corporation

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Filed on April 26, 2019 (File No. 333-230326)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Mountain Finance Corporation (the “Company”) respectfully requests acceleration of effectiveness of Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-230326), including all amendments thereto (the “Registration Statement”), to 4:00 p.m., Eastern Time, on April 29, 2019 or as soon thereafter as possible.

NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Shiraz Y. Kajee
Shiraz Y. Kajee
Chief Financial Officer